Exhibit 99.3

IHS Holding Limited 1 Cathedral Piazza 123 Victoria Street London, SW1E 5BP United Kingdom www.ihstowers.com

To:Citibank Europe PLC, UK Branch (the “Facility Agent”)

14 September 2022

Dear Sirs

Extension Request Notice relating to the Facility Agreement (as defined below)

1.	Introduction

1.1

We refer to the up to US$300,000,000 revolving credit facility agreement originally dated 30 March 2020 between, amongst others, the Facility Agent and IHS Holding Limited (the “Company”) as amended and restated pursuant to an amendment and restatement agreement dated 2 June 2021 between the Company and the Facility Agent and as further amended and restated and amended from time to time (the “Facility Agreement”).

1.2	Capitalised terms defined in the Facility Agreement shall have the same meaning when used herein unless expressly defined in this letter (the “Letter”).

1.3	The purpose of this Letter is to seek an extension to the Termination Date of the Facility Agreement, as further set out below.

1.4

The provisions of clause 1.2 (Construction) of the Facility Agreement apply to this Letter as though they were set out in full in this Letter with all necessary consequential changes; and with references in that clause to “this Agreement” being construed as references to this Letter.

1.5	In this Letter:

“Effective Date” means the date upon which the Facility Agent has countersigned this Letter.

2.	Request for Extension of Termination Date

2.1

In accordance with clause 6.2 (Extension of Termination Date) of the Facility Agreement, with effect from the Effective Date, we request that the Termination Date be extended to the date falling 24 months after the Original Termination Date, as follows:

2.1.1	the Termination Date shall be initially extended to the date falling 12 months after the Original Termination Date (the “First Extended Termination Date”); and

2.1.2	the First Extended Termination Date shall be immediately extended to the date falling 12 months after such First Extended Termination Date,

being 30 March 2025 (the “Extended Termination Date”) and that the Facility Agent seeks the requisite confirmation of such from the Lenders.

2.2	This Letter constitutes an Extension Request.

2.3

Notwithstanding anything to the contrary in clause 6.2 (Extension of Termination Date) of the Facility Agreement, subject to the satisfaction (or waiver) of the conditions of clause 6.2(d) of the Facility Agreement:

2.3.1

the Company agrees to pay (immediately prior to the Original Termination Date), to the Facility Agent (for the account of each Consenting Lender), the Extension Fee in relation to the Extended Termination Date, in a total amount equal to 0.60% of the amount of the Commitment of each such Consenting Lender; and

2.3.2

no ‘no Default’ confirmation will be required in relation to the Extended Termination Date (at the First Extended Termination Date or otherwise), other than the confirmation contained in paragraph 2.4 below.

2.4	We confirm that no Default is continuing as at the date of this Extension Request.

3.	Consents and Waivers

3.1

The Facility Agent confirms that the consent of all of the Lenders has been obtained to the Extension Request contained in paragraph 2 above in relation to the Facility Agreement (including, for the avoidance of doubt, the final Lender Decision and any necessary waivers) and the Parties therefore agree that, with effect from (and including) the Effective Date, the Termination Date shall be extended to the Extended Termination Date accordingly.

3.2

With effect from (and including) the Effective Date, the Facility Agent (acting on the instructions of all Lenders) waives any Default or Event of Default under or in respect of any Finance Document resulting from or in connection with the Extension Request.

4.	Miscellaneous

4.1	This Letter is a Finance Document.

4.2	From the Effective Date, the Facility Agreement and this Letter shall be read and construed as one document.

4.3	Except as otherwise provided in this Letter, the Financing Documents remain in full force and effect.

4.4

Except to the extent expressly amended or waived in this Letter, no amendment or waiver of any provision of any Finance Document is given by the terms of this Letter and the Finance Parties expressly reserve all their rights and remedies in respect of any breach of, or other default under, the Finance Documents.

4.5	A person who is not a party to this Letter has no right under the Contracts (Right of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Letter.

4.6	This Letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Letter.

5.	Governing law

5.1	This Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

5.2

Clause 34 (Notices), Clause 39 (Confidential Information) and 43 (Enforcement) of the Facility Agreement shall apply to this Letter, mutatis mutandis, as if references in those provisions of the Facility Agreement to the Facility Agreement and Finance Document shall be construed as references to this Letter.

Please sign and return a copy of this Letter to confirm your agreement to the above.

Yours faithfully

/s/ William Saad

Name: William Saad

Title: Authorised Signatory

For and on behalf of

IHS Holding Limited

/s/ Alasdair Garnham

Name: Alasdair Garnham

Title: Vice President

For and on behalf of

Citibank Europe PLC, UK Branch as Facility Agent